Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2006	2005
	(As Restated)	(As Restated)
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$374,809	$722,830
Add (deduct):
Equity in earnings of unconsolidated entities	(42,296)	(32,492)
Distributions from unconsolidated entities	37,399	27,914
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(5,501)	(4,562)
	$364,411	$713,690
Add fixed charges:
Consolidated interest expense	117,820	106,388
Interest portion (1/3) of consolidated rent expense	20,305	19,829
	$502,536	$839,907

FIXED CHARGES:
Consolidated interest expense	$117,820	$106,388
Interest portion (1/3) of consolidated rent expense	20,305	19,829
	$138,125	$126,217

RATIO OF EARNINGS TO FIXED CHARGES	3.64	6.65

Tax-effected preferred dividends	$172	$172
Fixed charges	138,125	126,217
Fixed charges and preferred dividends	$138,297	$126,389

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.63	6.65